Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements
(In thousands of Canadian dollars)

Nine months ended September 30, 2023 and 2022

1

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Financial Position
(In thousands of Canadian dollars)

As at	Note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash		$21,140	$30,515
Accounts receivable and other		2,530	1,589
Digital assets – held in custody	7	265,220	203,627
Digital assets – pledged as collateral	7, 9	76,440	–
Deposits and prepaid expenses	6	14,240	9,892
		379,570	245,623

Non-current assets
Plant and equipment	8	94,070	124,959
Deposits and prepaid expenses	6	8,384	27,220
Intangible assets and goodwill		14,605	15,135
Total assets		$496,629	$412,937

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$19,767	$13,916
Lease liabilities		2,103	4,325
Loans payable	9	60,419	11,892
		82,289	30,133
Non-current liabilities
Lease liabilities		12,940	16,973
Loans payable	9	4,021	14,229
Warrant liability		–	212
Total liabilities		99,250	61,547

Shareholders’ equity
Share capital	10	773,880	767,641
Warrants		79	2,122
Contributed surplus		16,283	12,700
Accumulated deficit		(392,863)	(431,073)
AOCI – Unrealized gain on digital asset revaluation	7	–	–
Total shareholders’ equity		397,379	351,390
Total liabilities and shareholders’ equity		$496,629	$412,937

See accompanying notes to the unaudited condensed consolidated interim financial statements.

2

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income
(In thousands Canadian dollars, except for per share amounts)

		Three Months Ended		Nine Months Ended
For the periods ended September 30	Note	2023	2022	2023	2022
Revenue	13	$16,980	$31,671	$55,184	$128,849
Cost of revenue	14	(21,449)	(45,611)	(70,511)	(130,175)
Gross loss		(4,469)	(13,940)	(15,327)	(1,326)

General and administrative expenses	15	(11,946)	(11,216)	(48,831)	(35,028)
(Loss) gain on disposition of digital assets	7	(134)	–	4,256	–
Impairment of deposits related to power purchase agreement	18	(20,000)	–	(20,000)	–
Operating loss		(36,549)	(25,156)	(79,902)	(36,354)

Foreign exchange loss		(1,024)	(844)	(733)	(1,528)
Net finance expense		(2,487)	(1,865)	(5,356)	(4,700)
Amortization		(176)	(344)	(530)	(916)
(Loss) gain on revaluation of warrant liability		–	(2,917)	212	94,504
Gain on lease liability remeasurement	8, 18	339	–	339	–
Loss on sale of plant and equipment	8	(427)	–	(427)	–
Net (loss) income before tax and revaluation on digital assets		(40,324)	(31,126)	(86,397)	51,006

(Loss) gain on revaluation of digital assets	7	(10,129)	7,340	124,607	(97,558)
Deferred income tax expense		(3,127)	–	–	(9,593)
Net (loss) income		$(53,580)	$(23,786)	$38,210	$(56,145)

Other comprehensive (loss) income
Items that will not be reclassified to net (loss) income
Revaluation loss on digital assets, net of tax	7	(22,465)	–	–	(103,540)
Total comprehensive (loss) income		$(76,045)	$(23,786)	$38,210	$(159,685)

Net (loss) income per share:
Basic		$(0.24)	$(0.12)	$0.17	$(0.31)
Diluted		$(0.24)	$(0.12)	$0.17	$(0.31)

Weighted average number of shares outstanding:
Basic		221,691,164	194,530,097	221,311,670	181,089,802
Diluted		221,691,164	194,530,097	229,428,018	181,089,802

See accompanying notes to the unaudited condensed consolidated interim financial statements.

3

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars)

For the nine months ended September 30	2023	2022
Cash provided by (used in):

Operating activities:
Net income (loss)	$38,210	$(56,145)
Change in non-cash operating items:
Digital assets mined	(41,991)	(115,694)
Depreciation and amortization	31,118	65,524
Impairment of deposits related to power purchase agreement (note 18)	20,000	–
Gain on disposition of digital assets	(4,256)	–
(Gain) loss on revaluation of digital assets	(124,607)	97,558
Gain on lease liability remeasurement	(339)	–
Loss on sale of plant and equipment	427	–
Gain on revaluation of warrant liability	(212)	(94,504)
Share based payments	7,770	5,171
Deferred income tax (recovery) expense	–	9,593
Net finance expense and other	5,356	4,700
Foreign exchange loss	733	1,528
	(67,791)	(82,269)
Proceeds from the sale of digital assets	33,146	–
Net change in working capital (note 16)	6,981	(459)
Net cash used in operating activities	(27,664)	(82,728)

Investing activities
Purchase of plant and equipment	(4,402)	(138,380)
Proceeds from the sale of plant and equipment	707	–
Deposit related to Stalking Horse Bid (note 18)	(10,000)	–
Deposits and prepaid expenses	1,802	78,108
Purchase of digital assets (note 7)	(325)	–
Business acquisition	–	(30,174)
Net cash used in investing activities	(12,218)	(90,446)

Financing activities
Proceeds from loan payable, net of financing costs (note 9)	45,796	–
Repayment of loan payable for financed equipment	(9,008)	(13,578)
Proceeds from issuance of common shares, net of issuance cost	9	83,314
Proceeds from exercise of warrants and options	–	15
Finance income received	7	898
Finance expense paid	(3,628)	(5,160)
Payment of lease obligations	(2,698)	(1,586)
Net cash provided by financing activities	30,478	63,903

Decrease in cash	(9,404)	(109,271)
Cash, beginning of period	30,515	140,127
Effect of movement in exchange rates on cash held in foreign currencies	29	2,165
Cash, end of period	$21,140	$33,021

See accompanying notes to the unaudited condensed consolidated interim financial statements.

4

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(In thousands of Canadian dollars)

For the nine months ended September 30, 2023	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, January 1, 2023	220,547,442	$767,641	$2,122	$12,700	$(431,073)	$–	$351,390
Net income	–	–	–	–	38,210	–	38,210
Other comprehensive income	–	–	–	–	–	–	–
Comprehensive income	–	–	–	–	38,210	–	38,210
Other equity movements
Shares issued on vesting of RSU	1,168,453	6,230	–	(6,230)	–	–	–
Shares issued under employee stock purchase plan	5,813	9	–	–	–	–	9
Expiry of warrants	–	–	(2,043)	2,043	–	–	–
Share based payments	–	–	–	7,770	–	–	7,770
Balance, September 30, 2023	221,721,708	$773,880	$79	$16,283	$(392,863)	$–	$397,379

For the nine months ended September 30, 2022	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2022	169,590,061	$636,597	$2,163	$11,928	$(188,260)	$103,540	$565,968
Net loss	–	–	–	–	(56,145)	–	(56,145)
Other comprehensive loss	–	–	–	–	–	(103,540)	(103,540)
Comprehensive loss	–	–	–	–	(56,145)	(103,540)	(159,685)
Other equity movements
Shares issued for equity raises	25,429,978	83,261	–	–	–	–	83,261
Shares issued on exercise of RSU	1,097,499	5,147	–	(5,147)	–	–	–
Shares issued on exercise of DSU	76,296	574	–	(574)	–	–	–
Shares issued under employee stock purchase plan	17,826	55	–	–	–	–	55
Shares issued on exercise of warrants	863	3	(2)	–	–	–	1
Shares issued on exercise of options	3,333	11	–	(5)	–	–	6
Expiry of broker warrants	–	–	(39)	39	–	–	–
Share based payments	–	–	–	5,171	–	–	5,171
Balance, September 30, 2022	196,215,856	$725,648	$2,122	$11,412	$(244,405)	$–	$494,777

See accompanying notes to the unaudited condensed consolidated interim financial statements.

5

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

1.	Nature of presentation:

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and the Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (collectively as a single enterprise, the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company operates cloud and colocation date centre facilities in Canada targeting enterprise customers seeking high performance computing services.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) were approved by the Company’s Board of Directors on November 13, 2023.

2.	Basis of presentation

These interim financial statements for the nine months ended September 30, 2023 and 2022 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB. Certain comparative figures have been reclassified to conform to current presentation.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

The Company is in the business of digital assets, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

3.	Selected significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented, except for the change in estimate disclosed in note 4 in these unaudited condensed consolidated interim financial statements.

6

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

(a)	Revenue recognition

The Company records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

-	Identify the contract with a customer;
-	Identify the performance obligations in the contract;
-	Determine the transaction price, which is the total consideration provided by the customer;
-	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
-	Recognize revenue when (or as) the Company satisfies a performance obligation.

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

i.	Revenues from digital asset mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of performing hash computations (i.e., hashrate) to the mining pool in exchange for non-cash consideration in the form of digital asset. The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. As the Company’s consideration for providing hash computation services is entirely variable (block rewards, transaction fees and pool operating fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing hash computation services at contract inception. The fair value is determined using the spot price of the Bitcoin price at the start of the day per Coinbase Prime.

The Company reassessed its policy during the nine months ended September 30, 2023, as the Company used to recognize revenue using spot price of the Bitcoin price at the end of the day. The change in policy is applied retrospectively. The impact of the change is deemed to be not material, and the Company has not adjusted any of the comparative periods.

Management considers the prices quoted on Coinbase Prime to be a Level 1 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

ii.	Revenues from hosting

The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

iii.	Revenues from high performance computing

The high performance computing business earns revenue by providing cloud, colocation and connectivity services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. The Company applies the five step IFRS 15 Revenue from Contracts with Customers model in determining the appropriate treatment of its various sources of revenue. The principal sources of revenue to the Company and recognition of these revenues are as follows:

-
Monthly recurring revenue (“MRR”) from high performance computing services are recognized as service revenue ratably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are made available over time. The Company believes this method to be the best representation of transfer of services as it is consistent with industry practice to measure satisfaction through passage of time.

-
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

-
Revenue from installation services, which are not treated as distinct performance obligations, are recognized over the enforceable term of individual contracts consistent with the schedule of MRR discussed above.

-
Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

7

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

-	Invoices are typically issued at the beginning of each month for MRR services and at the end of each month for usage revenue.

Sale of bundled services

The Company offers certain customers bundled connectivity, colocation, and cloud services. Total consideration in contracts with customers are allocated to distinct performance obligations based on their stand-alone selling prices. The Company determined the stand-alone selling price to be the list price at which the Company sells connectivity, and colocation and cloud services.

(b)	Goodwill

Goodwill represents the excess of the cost of the Company’s business acquisitions over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment charges and is not amortized but is subject to an impairment test annually and whenever impairment indicators are identified.

(c)	Intangible assets

Intangible assets consist of customer relationships acquired through acquisitions or business combinations.

Intangible assets acquired as part of business acquisitions are measured initially at fair value.

Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. Amortization is recognized over the assets’ estimated useful lives as follows:

Customer relationships	6 years

Residual values and useful lives are reviewed at each reporting date. Amortization expense has been presented in profit or loss as amortization. Assets are removed from asset and accumulated amortization balances once they become fully amortized. Proceeds from disposals are netted against the related assets and accumulated amortization, and resulting gains and losses are included in profit or loss.

4.	Change in estimate

During the nine months ended September 30, 2023, Management has reviewed its fair value estimate of non-cash consideration received used in revenue recognition for revenues from digital asset mining, and its fair value estimate of digital assets used in the revaluation method of digital assets; specifically, Management has adopted the use of Level 1 fair value estimates sourced from Coinbase Prime. Previously, Management used Level 2 fair value estimates sourced from coinmarketcap.com. The result is a change in estimate and applied prospectively.

5.	Business combination with U.S. Data Mining Group, Inc.

On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

8

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

On September 15, 2023, the Company received a final order (the “Final Order”) from the Supreme Court of British Columbia approving the Arrangement. Receipt of the Final Order followed the Company’s special meeting of shareholders held on September 12, 2023 (the “Meeting”), where the resolution in respect of the Arrangement was overwhelmingly approved by a total of 53,999,833 common shares in the capital of the Company having voted in favour. Such approval representing 97.28% of the total number of shares of the Company represented in person and by proxy at the Meeting.

On November 9, 2023, the registration statement on Form S-4, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by New Hut (as amended, the “Registration Statement”), was declared effective by the SEC.

6.	Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

As at	September 30, 2023	December 31, 2022
Current
Prepaid insurance	$2,393	$1,778
Prepaid electricity	28	3,191
Deposits related to power purchase agreement	–	3,000
Deposit related to Stalking Horse Bid (note 18)	10,000	–
Miscellaneous deposits	1,819	1,923
Total current deposits and prepaid expenses	$14,240	$9,892

Non-current
Deposits related to power purchase agreement	–	17,000
Deposits related to operating site development	–	902
Deposits related to electricity supply under electricity supply agreement	7,529	8,522
Other	855	796
Total non-current deposits and prepaid expenses	$8,384	$27,220

9

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

7.	Digital assets

The Company’s digital assets are either held in custody or held in a segregated custody account under the Company’s ownership and pledged as collateral under a borrowing arrangement. The details of the digital assets are as follows:

	Amount		Number of digital assets
As at	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Digital assets – Bitcoin held in custody	$264,972	$203,627	7,269	9,086
Digital assets – Filecoin held in custody	248	–	55,008	–
Total digital assets – held in custody	$265,220	$203,627	62,277	9,086
Digital assets – Bitcoin pledged as collateral	76,440	–	2,097	–
Total digital assets	$341,660	$203,627	64,374	9,086

Below is the Company’s Bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets – Bitcoin, January 1, 2022	$323,946	5,518
Bitcoin mined	133,040	3,568
Revaluation of digital assets	(253,359)	–
Total digital assets – Bitcoin, December 31, 2022	$203,627	9,086
Bitcoin mined	41,991	1,204
Bitcoin traded for cash	(33,146)	(924)
Gain on disposition of digital assets	4,256	–
Revaluation of digital assets – Bitcoin	124,684	–
Total digital assets – Bitcoin, September 30, 2023	$341,412	9,366

Below is the Company’s Filecoin transacted:

	Amount	Number of Filecoin
Total digital assets – Filecoin, December 31, 2022	$–	–
Purchase of Filecoin for cash	325	55,008
Revaluation of digital assets – Filecoin	(77)	–
Total digital assets – Filecoin, September 30, 2023	$248	55,008

During the nine months ended September 30, 2023, the Company traded 924 Bitcoin for cash totaling $33.1 million (September 30, 2022 – $nil) with a cost of $28.8 million (September 30, 2022 – $nil), which resulted in a realized gain on the sale of Bitcoin of $4.3 million (September 30, 2022 – $nil).

Digital assets are revalued each reporting period based on the fair market value of the price of the digital assets on the reporting date. As at September 30, 2023, the price of Bitcoin was $36,451 (US$26,961) (December 31, 2022 – $22,412 (US$16,548)), resulting in a revaluation gain for the nine months ended September 30, 2023 of $124.7 million recorded to income or loss. As at September 30, 2022, the price of Bitcoin was $26,635 (US$19,432) (December 31, 2021 – $58,707 (US$46,306)), resulting in a revaluation loss for the nine months ended September 30, 2022 of $216.2 million. The Company recorded $103.5 million of the loss in other comprehensive income or loss, net of taxes of $15.1 million, and the remaining loss of $97.6 million was recorded in income or loss.

During the nine months ended September 30, 2023 the Company purchased 55,008 (September 30, 2022 – nil) of Filecoin for $0.3 million (September 30, 2022 – $nil) and recorded a revaluation loss to income or loss of $0.1 million (September 30, 2022 – $nil).

10

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

8.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Mining infrastructure	Mining servers	Data centre infrastructure	Computer and network equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance, January 1, 2022	$46,707	$173,227	$–	$–	$–	$964	$220,898
Additions	35,229	157,176	444	6,297	572	13,632	213,350
Acquired through business acquisition	–	–	8,815	4,531	287	9,606	23,239
Balance, December 31, 2022	81,936	330,403	9,259	10,828	859	24,202	457,487
Additions	490	–	1,218	3,492	225	4,570	9,995
Sale of plant and equipment	(1,233)	(5)	–	–	–	–	(1,238)
Derecognition on lease liability remeasurement	–	–	–	–	–	(10,689)	(10,689)
Balance, September 30, 2023	$81,193	$330,398	$10,477	$14,320	$1,084	$18,083	$455,555

Accumulated Depreciation and Impairment
Balance, January 1, 2022	$27,887	$96,595	$–	$–	$–	$290	$124,772
Depreciation	5,177	81,820	1,222	2,083	160	3,418	93,880
Impairment	25,999	87,877	–	–	–	–	113,876
Balance, December 31, 2022	59,063	266,292	1,222	2,083	160	3,708	332,528
Depreciation	2,458	21,516	904	3,367	258	2,085	30,588
Sale of plant and equipment	(103)	(1)	–	–	–	–	(104)
Derecognition on lease liability remeasurement	–	–	–	–	–	(1,527)	(1,527)
Balance, September 30, 2023	$61,418	$287,807	$2,126	$5,450	$418	$4,266	$361,485

Net book value as at
December 31, 2022	$22,873	$64,111	$8,037	$8,745	$699	$20,494	$124,959
September 30, 2023	$19,775	$42,591	$8,351	$8,870	$666	$13,817	$94,070

During the nine months ended September 30, 2023, the Company made $4.6 million (September 30, 2022 – $12.6 million) in non-cash additions to right-of-use assets and $1.0 million (September 30, 2022 – $80.4 million) in additions to plant and equipment which were applied against deposits and prepaid expenses.

11

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

During the nine months ended September 30, 2023, the Company sold plant and equipment with a cost of $1.2 million, accumulated depreciation of $0.1 million, and net book value of $1.1 million for proceeds of $0.7 million, resulting in a loss on sale of plant and equipment of $0.4 million. No sales of plant and equipment occurred during the nine months ended September 30, 2022.

During the nine months ended September 30, 2023, as a result of a right-of-use asset lessor entering into receivership as disclosed below in note 18, the Company recorded a remeasurement of a lease liability with a carrying amount of $9.5 million against its associated right-of-use asset with a cost of $10.7 million, accumulated depreciation of $1.5 million, and net book value of $9.2 million, resulting in a gain on lease liability remeasurement of $0.3 million. No lease liability remeasurements against right-of-use assets occurred during the nine months ended September 30, 2022.

9.	Loans payable

The Company has a loan outstanding as at September 30, 2023, of $17.5 million with Trinity Capital Inc. (“Trinity”) (December 31, 2022 – $26.1 million), net of deferred financing costs of $0.6 million (December 31, 2022 – $1.0 million). The loan bears an interest rate of 9.5% and is secured against the financed equipment.

The Company entered into a $65.8 million (US$50.0 million) credit facility with Coinbase Credit, Inc. (“Coinbase”) on June 26, 2023. The loan bears interest at a rate of 5.0% plus the greater of (i) the US Federal Funds Target Rate – Upper Bound and (ii) 3.25%. The credit facility has drawdowns made available in three tranches: $19.7 million (US$15.0 million) available from loan inception to 15 business days thereafter, $26.4 million (US$20.0 million) available starting 30 calendar days after loan inception to 15 business days thereafter, and $19.7 million (US$15.0 million) available the day after the closing of the Business Combination and 15 business days thereafter. The credit facility is fully repayable 364 days from the date of first drawdown. On or prior to a drawdown, the Company is required to pledge, as collateral, Bitcoin with custodian Coinbase Custody Trust Company, LLC., to be held in a segregated custody account under the Company’s ownership, such that the loan-to-value ratio of principal outstanding of the loan and the fair value of collateral is equal to or less than 60%. If the value of the collateral under the credit facility decreases past a specified margin, the Company may be required to post additional Bitcoin as collateral. On June 27, 2023, the Company drew on the first tranche for $19.7 million (US$15.0 million), and on August 9, 2023, the Company drew on the second tranche for $26.8 million (US$20.0 million). As at September 30, 2023, the Company has a $47.0 million (US$34.6 million) loan outstanding with Coinbase, net of deferred financing costs of $0.5 million (US$0.4 million). The Company made $nil principal payments during the nine months ended September 30, 2023 (September 30, 2022 – $nil).

10.	Equity

(a)	Share capital

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, January 1, 2022	169,590,061	$636,597
Shares issued for equity raises, net of issuance cost ($3,197)	49,646,368	124,771
Shares issued for RSUs and DSUs	1,273,795	6,175
Shares issued under employee stock purchase plan	33,022	84
Shares issued for exercise of options	3,333	11
Shares issued on exercise of warrants	863	3
Balance, December 31, 2022	220,547,442	$767,641
Shares issued for RSUs and DSUs	1,168,453	6,230
Shares issued under employee stock purchase plan	5,813	9
Balance, September 30, 2023	221,721,708	$773,880

12

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

August 2022 At-the-market Equity Program (“August 2022 ATM”)

On August 17, 2022, the Company entered into the August 2022 ATM equity distribution agreement to sell the Company’s commons shares with maximum proceeds of up to $270.9 million (US$200.0 million). During the nine months ended September 30, 2023 the Company issued nil common shares totaling $nil (September 30, 2022 – 1,000,518 common shares totaling $2.6 million (US$2.0 million)) under the August 2022 ATM and incurred $nil (September 30, 2022 – $0.06 million (US$0.04 million)) in issuance cost. Subsequent to the nine months ended September 30, 2023, the Company did not complete any issuances under the August 2022 ATM.

(b)	Incentive plan

Stock options

Stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2022	546,667	$5.13
Exercised (i)	(3,333)	1.80
Forfeited	(63,334)	6.32
Balance, December 31, 2022	480,000	5.00
Expired	(365,000)	5.00
Options outstanding, September 30, 2023	115,000	$5.00
Options exercisable, September 30, 2023	115,000	$5.00

(i)	The options exercised comprise of 3,333 options with an exercise price of $1.80 and underlying common share price of $7.23 at the time of exercise.

During the nine months ended September 30, 2023, the Company recorded a total of $nil (September 30, 2022 – $0.2 million in stock-based compensation recovery as a result of forfeitures) as share-based compensation expense related to stock options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. No stock options were granted for the nine months ended September 30, 2023 and the nine months ended September 30, 2022.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the nine months ended September 30, 2023, the Company recorded a total $7.3 million (September 30, 2022 – $4.9 million) as share-based compensation expense related to RSUs and $0.5 million (September 30, 2022 – $0.5 million) as share-based compensation expense related to DSUs.

11.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

13

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

The Company’s financial instruments have been classified as follows:

September 30, 2023	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Deposits	$19,348	$–	$–	$19,348

Fair value carried at amortized cost
Loan payable	–	(65,592)	–	(65,592)

December 31, 2022	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Warrant liability	$–	$212	$–	$212
Deposits	31,347	–	–	31,347

Fair value carried at amortized cost
Loan payable	$–	$(27,125)	$–	$(27,125)

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk. The Company determined that the carrying value of deposits made on future purchases approximates the corresponding fair value given the deposits are future payments of arm’s length purchases.

As at September 30, 2023, the loans payable balance has a carrying value of $64.4 million (December 31, 2022 – $26.1 million) and a fair value of $65.6 million (December 31, 2022 – $27.1 million). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

12.	Digital assets and risk management

Digital assets are measured using Level 1 fair values, determined by taking the rate from Coinbase Prime.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its balance of digital assets at its desired price, if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance.

As at September 30, 2023, had the market price of the Company’s digital assets increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $34.2 million.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its cash exposure to credit loss by placing its cash with high credit quality financial institutions. The Company uses the digital asset custodial services of BitGo Trust Company, Inc., NYDIG Trust Company LLC, and Coinbase Custody Trust Company, LLC. The Company does not self-custody its Bitcoin. The credit risk related to the accounts receivable is not significant.

14

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

13.	Revenue

The details of our revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2023	2022	2023	2022
Digital assets mined	$12,474	$27,268	$41,991	$115,694
Hosting fees	–	–	–	751
High performance computing	4,506	4,403	13,193	12,404
Total revenue	$16,980	$31,671	$55,184	$128,849

14.	Cost of revenue

The details of our cost of revenue by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2023	2022	2023	2022
Site operating costs	$(11,212)	$(20,272)	$(39,923)	$(65,567)
Depreciation	(10,237)	(25,339)	(30,588)	(64,608)
Total cost of revenue	$(21,449)	$(45,611)	$(70,511)	$(130,175)

15.	General and administrative expenses

The details of our general and administrative expenses by type are as follows:

	Three months ended		Nine months ended
For the periods ended September 30	2023	2022	2023	2022
One-time transaction costs	$(2,423)	$–	$(17,598)	$(1,611)
Share based payments	(2,258)	(1,895)	(7,770)	(5,171)
Salary and benefits	(2,004)	(2,012)	(6,183)	(5,798)
Insurance expense	(1,678)	(1,894)	(4,541)	(4,319)
General, marketing, office and other	(1,339)	(1,869)	(4,355)	(5,150)
Sales tax expense	(569)	(1,462)	(2,542)	(6,649)
Professional fees	(1,345)	(1,507)	(4,077)	(4,516)
Decommissioning costs	(140)	–	(1,059)	–
Investor relations and regulatory	(190)	(577)	(706)	(1,814)
Total general and administrative expense	$(11,946)	$(11,216)	$(48,831)	$(35,028)

16.	Supplementary cash flow information

Change in working capital for the nine months ended September 30, 2023 and 2022 was as follows:

For the nine months ended September 30	2023	2022
Accounts receivable and other	$(892)	$(51)
Prepaid expenses	1,629	(495)
Accounts payable and accrued liabilities	6,244	87
Net change in working capital	$6,981	$(459)

Non-cash transactions
For the nine months ended September 30	2023	2022
Shares issued on vesting of RSU	$6,230	$5,147
Shares issued on vesting of DSU	–	574
Derecognition of warrants upon expiry	2,043	39

15

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

17.	Litigation with North Bay facility power provider and leasehold provider

On January 25, 2023, the Company filed a statement of claim in the Ontario Superior Court of Justice against Validus Power Corp. (“VPC”) and Bay Power Corp., (collectively with VPC, “Validus”) as defendants. VPC was the Company’s power provider for the Company’s North Bay mining facility. Pursuant to a power purchase agreement dated October 22, 2021 (the “PPA”), VPC would design, construct, own, operate, and maintain certain power generation facilities on a site located in North Bay, Ontario (the “Facility”), and Hut 8 would purchase energy from the Facility on the terms set out in the PPA. In connection with entering into of the PPA, the Company entered into (i) a lease agreement dated October 27, 2021 by and among the Company, Validus (the “Lease Agreement”), and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and VPC.

The Company’s statement of claim alleged that Validus failed to meet its obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

On February 9, 2023, the Company received a notice of termination of the Lease Agreement from Validus. On February 21, 2023, the Company announced that it received a statement of defence and counterclaim from Validus. In addition to denying the majority of allegations in the Company’s statement of claim, Validus brought counterclaims against the Company and is seeking monetary damages. On March 28, 2023, the Company announced that it served and filed an amended statement of claim in the Ontario Superior Court of Justice against Validus, and on April 11, 2023, Validus served and filed an amended statement of defence and counterclaim (collectively, the “Counterclaim”) in the Ontario Superior Court of Justice against the Company.

The Company intends to pursue the claims set out in its amended statement of claim. While the Company believes that the Counterclaim is meritless and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company. As of the date of the interim financial statements, the Company’s North Bay facility is not operational.

18.	Receivership of North Bay facility power provider and leasehold provider, and Stalking Horse Bid

On August 11, 2023, the Company announced that it has entered into a transaction support agreement (the “Support Agreement”) with Macquarie Equipment Finance Ltd. (“Macquarie”) a subsidiary of Macquarie Group Limited, in support of an opportunity to potentially acquire certain assets (the “Transaction”) of VPC and VPC’s subsidiaries (collectively, the “Validus Entities”). VPC was previously a supplier of energy to the Company’s mining facility in North Bay, Ontario. Macquarie is a secured creditor of the Validus Entities under an existing secured lease and participation agreement (the “Secured Lease”).

Under the terms of the Support Agreement, a stalking horse bid (the “Stalking Horse Bid”) was submitted to KSV Restructuring Inc. in support of a proposed sale and investment solicitation process (“SISP”) to be carried out in respect of the Validus Entities.

In connection with entering into the Support Agreement, Hut 8 Holdings Inc. paid $10.0 million to Macquarie as upfront consideration (the “Upfront Payment”). If the Stalking Horse Bid does not close and no alternative restructuring transaction is consummated, in consideration for the Upfront Payment, Macquarie shall pay a new Ontario subsidiary of the Company (“BidCo”) 20% of all consideration, whether received as proceeds, rental payments or any other amounts actually received by Macquarie under the Secured Lease. If the Stalking Horse Bid does not close and an alternative restructuring transaction is consummated, in consideration for the Upfront Payment, Macquarie shall pay BidCo: (i) 20% of the proceeds from such alternative restructuring transaction; (ii) 50% of the break fee contemplated under the Stalking Horse Bid; and (iii) 50% of any amounts received with respect to overdue interest that has accrued on the Stipulated Loss Value as contemplated under the Secured Lease.

16

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

On November 2, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved the Stalking Horse Bid as part of the previously announced Support Agreement. The Court also approved the implementation of the SISP to be carried out by KSV Restructuring Inc.

If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court, and completed in accordance with its terms, BidCo will become the owner of the assets of certain Validus Entities.  Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut 8 will be the majority owner with the remaining approximately 80%. On completion of the Stalking Horse Bid in accordance with the SISP, BidCo would acquire, free and clear of any encumbrances (excluding certain permitted encumbrances) four natural gas power plants located in Ontario:

•	40 MW facility in Kapuskasing
•	110 MW facility in Kingston
•	120 MW facility in Iroquois Falls
•	40 MW facility and Bitcoin mine in North Bay

Completion of the Stalking Horse Bid would also include a new secured funding arrangement with Macquarie and BidCo in the form of an operating lease facility. The completion of the Stalking Horse Bid is also expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities.

Completion of the Stalking Horse Bid is conditional on a number of factors, including: (i) the Stalking Horse Bid being declared the successful bid in the SISP; (ii) the Court issuing an approval and vesting order in respect of the Stalking Horse Bid, and (iii) the satisfaction of standard conditions to closing. In limited circumstances under the SISP, the Court may approve an alternative restructuring proposal, in which case a portion of any break fee and expense reimbursement will be paid to BidCo. Subject to the conditions outlined above, and the terms and conditions of the SISP, completion of the Stalking Horse Bid is expected to occur in Q4 of 2023.

During the nine months ended September 30, 2023, as a result of the Validus entities, inclusive of VPC, being appointed a receiver, the Company identified indicators of impairment for its deposit related to the power purchase agreement with VPC and performed an impairment test. The deposit had a carrying amount of $20.0 million, and Management determined the recoverable amount as the value in use (“VIU”). Due to the receivership of the Validus entities, Management determined a recoverable amount of $nil and recorded an impairment loss of $20.0 million being the difference between the carrying amount and recoverable amount of the deposit. In addition, VPC was the lessor of the North Bay site, consequently the Company recorded a remeasurement of a lease liability with a carrying amount of $9.5 million against its associated right-of-use asset with a net book value of $9.2 million (cost of $10.7 million and accumulated depreciation of $1.5 million), resulting in a gain on lease liability remeasurement of $0.3 million.

17